Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, as Mr. Huang Yiping has been appointed as a member of the Monetary Policy Committee of the People’s Bank of China and according to the relevant policies, Mr. Huang Yiping has, on 26 August 2015, tendered his resignation as an Independent Non-executive Director of the Company, the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee.

Since the resignation of Mr. Huang Yiping will result in the number of Independent Non-executive Directors on the Board falling below the quorum as required by law, Mr. Huang Yiping will, in accordance with the relevant laws and regulations and Articles of Association of the Company, continue to perform his duties as an Independent Non-executive Director and relevant duties as a member of various Board committees until the qualification of the newly appointed Independent Non-executive Director is approved by the China Insurance Regulatory Commission. The Board will, in accordance with the relevant laws and regulations and Articles of Association of the Company, complete the election of the new Independent Non-executive Director and the relevant consequential works as soon as possible.

Mr. Huang Yiping has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Huang Yiping for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Commission File Number 001-31914

Hong Kong, 26 August 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike